UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

July 28, 2011

The Savannah Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c)

Item 2.02 - Results of Operations and Financial Condition

On July 28, 2011, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings for the second quarter of 2011.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: July 29, 2011
Michael W. Harden, Jr.
Chief Financial Officer

THE SAVANNAH BANCORP, INC.

July 28, 2011
For Release: Immediately

Savannah Bancorp Reports Second Quarter Results

SAVANNAH, GA--(Globe Newswire) – July 28, 2011 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported a net loss for the second quarter 2011 of $1,492,000 compared to a net loss of $62,000 for the second quarter 2010. Net loss per diluted share was 21 cents in the second quarter of 2011 compared to a net loss per diluted share of 1 cent in 2010. The quarter over quarter decrease in earnings resulted primarily from an increase in the provision for loan losses and losses on the sale and write-down of foreclosed assets. These losses were partially offset by higher net interest income. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets increased $858,000 or 23 percent to $4,511,000 in the second quarter 2011 compared to the second quarter 2010. The Company's largest subsidiary, The Savannah Bank, N.A., continued to be profitable in the second quarter. Other growth and performance ratios are included in the attached financial highlights.

Total assets decreased 19 percent to $1.00 billion at June 30, 2011, down $233 million from $1.23 billion a year earlier. Loans totaled $808 million compared to $849 million one year earlier, a decrease of $41 million or 4.9 percent. Deposits totaled $857 million and $1.07 billion at June 30, 2011 and 2010, respectively, a decrease of 20 percent. On June 25, 2010, The Savannah Bank, N.A. entered into an agreement with the FDIC to purchase approximately $201 million in deposits and certain other liabilities and assets of First National Bank, Savannah ("First National"). Since this transaction, the Company has allowed much of its brokered and higher priced time deposits to run-off in order to reduce this excess liquidity and improve its net interest margin. Shareholders' equity was $85.1 million at June 30, 2011 compared to $89.6 million at June 30, 2010. The Company's total capital to risk-weighted assets ratio was 12.37 percent at June 30, 2011, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John C. Helmken II, President and CEO, said, "As noted above, our pre-tax, pre-provision income increased 23 percent over second quarter 2010. Our net interest income for the quarter increased to over $9 million which was 9.2 percent higher than the same quarter of last year. Our quarterly net interest margin increased to 3.91 percent in 2011 from 3.54 percent last year. The net interest margin also increased 18 basis points from the first quarter of this year. We remain confident in our direction and strategy.

"The strong core and fundamental operating results of this quarter were overshadowed by the continued slide in area real estate values that required us to impair and reserve against real estate loans, a significant portion of which continue to perform as agreed. Our discipline of revaluing collateral and other real estate owned, with the Bryan Bank cycle being concluded in the second quarter, drove the quarterly loss."

The allowance for loan losses was $23,523,000, or 2.91 percent of total loans at June 30, 2011 compared to $18,775,000 or 2.21 percent of total loans a year earlier. Nonperforming assets were $51,435,000 or 5.13 percent of total assets at June 30, 2011 compared to $48,978,000 or 3.97 percent at June 30, 2010. Second quarter net charge-offs were $5,140,000 compared to net charge-offs of $4,581,000 for the same period in 2010. The provision for loan losses for the second quarter of 2011 was $6,300,000 compared to $3,745,000 for the second quarter of 2010. The higher provision for loan losses was primarily due to real estate related charge-offs and continued weakness in the Company's local real estate markets.

Helmken continued, "We continue to work at controlling and maximizing the variables that we can. Our margin and net interest income have increased each of the last three quarters. Compared to the second quarter of 2010, salaries and benefits are down 6.8 percent and information technology expense is down 20 percent. As we said last quarter and prior to that, with strong capital levels and core earnings, we will aggressively address any asset quality issues. Our allowance for loan losses is now $23.5 million, or almost three percent of loan balances."

Net interest income increased $759,000, or 9.2 percent, in the second quarter 2011 versus the second quarter 2010. Second quarter net interest margin increased to 3.91 percent in 2011 as compared to 3.54 percent in the second quarter of 2010. The increase was primarily due to a lower cost on interest-bearing deposits partially offset by a decrease in the yield on interest-earning assets. The cost of interest-bearing deposits decreased to 1.06 percent in the second quarter 2011 from 1.54 percent for the same period in 2010, primarily due to the repricing of time deposits. The yield on earning assets decreased from 5.07 percent for the second quarter of 2010 to 4.97 percent for the second quarter of 2011 which was primarily a result of the Company holding, on average, $31.8 million more in lower yielding interest-bearing deposits and investments during the second quarter of 2011 than the same period in 2010. The Company received $190 million in cash when it acquired the deposits and certain assets of First National in June, 2010 and much of this liquidity was invested in interest-bearing deposits and investments. On a linked quarter basis, the net interest margin increased 18 basis points compared to the first quarter of 2011. The Company on average held $23.5 million less in lower-yielding interest-bearing deposits and investments during the second quarter of 2011 compared to the first quarter of 2011. The Company continues to aggressively manage the pricing on deposits and the use of wholesale funds to mitigate the amount of margin compression.

Noninterest income decreased $19,000, or 1.1 percent, in the second quarter of 2011 versus the same period in 2010. Service charges on deposit accounts declined $112,000 in 2011 primarily due to recent regulatory guidance related to NSF/overdraft charges. This decline was partially offset by a $96,000 increase in the gain on sale of securities during the second quarter of 2011 compared to the same period in 2010.

Noninterest expense increased $570,000, or 8.7 percent, to $7,109,000 in the second quarter 2011 compared to the same period in 2010. The increase in noninterest expense was mainly attributable to a $784,000 or 237 percent increase in loss on sale and write-down of foreclosed assets. Salaries and employee benefits decreased $207,000 or 6.8 percent in the second quarter 2011. In addition information technology expense declined $103,000 or 20 percent and FDIC deposit insurance premiums were down $74,000 or 18 percent. The Company renegotiated and renewed its contract with its core processor resulting in the decline in its information technology expense. The decrease in the FDIC insurance premiums was due to changes to the FDIC assessment process which became effective in the second quarter of 2011.

The Savannah Bancorp, Inc. ("SAVB" or "Company"), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia), and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. SAVB has eleven branches in Coastal Georgia and South Carolina. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
            Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

ATTACHMENTS

The Savannah Bancorp, Inc. and Subsidiaries
Second Quarter Financial Highlights
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at June 30	**2011**	2010	% Change
Total assets	**$ 1,002,254**	$ 1,234,817	*(19)*
Interest-earning assets	**910,717**	1,137,863	*(20)*
Loans	**807,533**	848,852	*(4.9)*
Other real estate owned	**12,125**	7,793	*56*
Deposits	**857,482**	1,070,445	*(20)*
Interest-bearing liabilities	**817,675**	1,049,175	*(22)*
Shareholders' equity	**85,134**	89,594	*(5.0)*
Loan to deposit ratio	**94.17 %**	79.30 %	*19*
Equity to assets	**8.49 %**	7.26 %	*17*
Tier 1 capital to risk-weighted assets	**11.29 %**	12.10 %	*(6.7)*
Total capital to to risk-weighted assets	**12.36 %**	13.36 %	*(7.5)*
Outstanding shares	**7,199**	7,201	*0.0*
Book Value per share	**$ 11.83**	$ 12.44	*(4.9)*
Tangible book value per share	**$ 11.32**	$ 12.09	*(6.4)*
Market value per share	**$ 7.41**	$ 9.76	*(24)*
Loan Quality Data			
Nonaccruing loans	**$ 39,160**	$ 39,001	*0.4*
Loans past due 90 days – accruing	**150**	2,184	*(93)*
Net charge-offs	**7,487**	7,968	*(6.0)*
Allowance for loan losses	**23,523**	18,775	*25*
Allowance for loan losses to total loans	**2.91 %**	2.21 %	*32*
Nonperforming assets to total assets	**5.13 %**	3.97 %	*29*
Performance Data for the Second Quarter			
Net loss	**$ (1,492)**	$ (62)	*NM*
Return on average assets	**(0.59) %**	(0.02) %	*NM*
Return on average equity	**(6.96) %**	(0.31) %	*NM*
Net interest margin	**3.91 %**	3.54 %	*10*
Efficiency ratio	**66.18 %**	65.38 %	*1.2*
Per share data:			
Net loss - basic	**$ (0.21)**	$ (0.01)	*NM*
Net loss - diluted	**$ (0.21)**	$ (0.01)	*NM*
Dividends	**$ 0.00**	$ 0.00	*0.0*
Average shares (000s):			
Basic	**7,199**	6,146	*17*
Diluted	**7,199**	6,146	*17*
Performance Data for the First Six Months			
Net loss	**$ (1,366)**	$ (550)	*(148)*
Return on average assets	**(0.27) %**	(0.05) %	*(440)*
Return on average equity	**(3.18) %**	(0.69) %	*(361)*
Net interest margin	**3.82 %**	3.59 %	*6.4*
Efficiency ratio	**62.34 %**	62.60 %	*(0.4)*
Per share data:			
Net loss - basic	**$ (0.19)**	$ (0.09)	*112*
Net loss - diluted	**$ (0.19)**	$ (0.09)	*112*
Dividends	**$ 0.00**	$ 0.02	*NM*
Average shares (000s):			
Basic	**7,199**	6,042	*19*
Diluted	**7,199**	6,042	*19*

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)
(Unaudited)

	June 30,	
	2011	2010
Assets		
Cash and due from banks	**$ 11,717**	$ 19,606
Federal funds sold	**200**	8,286
Interest-bearing deposits in banks	**36,353**	203,611
Cash and cash equivalents	**48,270**	231,503
Securities available for sale, at fair value (amortized cost of $105,792 and $116,115)	**108,018**	117,695
Loans, net of allowance for loan losses of $23,523 and $18,775	**784,010**	830,077
Premises and equipment, net	**14,692**	15,480
Other real estate owned	**12,125**	7,793
Bank-owned life insurance	**6,407**	6,206
Goodwill and other intangible assets, net	**3,674**	2,542
Other assets	**25,058**	23,521
Total assets	**$ 1,002,254**	$ 1,234,817
Liabilities		
Deposits:		
Noninterest-bearing	**$ 96,025**	$ 89,793
Interest-bearing demand	**136,991**	121,834
Savings	**21,497**	18,810
Money market	**267,270**	257,961
Time deposits	**335,699**	582,047
Total deposits	**857,482**	1,070,445
Short-term borrowings	**12,575**	15,295
Other borrowings	**9,677**	13,257
FHLB advances	**23,656**	29,661
Subordinated debt	**10,310**	10,310
Other liabilities	**3,420**	6,255
Total liabilities	**917,120**	1,145,223
Shareholders' equity		
Preferred stock, par value $1 per share: shares Authorized 10,000,000, none issued	**-**	-
Common stock, par value $1 per share: shares authorized 20,000,000, issued 7,201,346	**7,201**	7,201
Additional paid-in capital	**48,644**	48,644
Retained earnings	**27,909**	32,715
Treasury stock, at cost, 2,210 and 536 shares	**(1)**	(1)
Accumulated other comprehensive income, net	**1,381**	1,035
Total shareholders' equity	**85,134**	89,594
Total liabilities and shareholders' equity	**$ 1,002,254**	$ 1,234,817

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
for the Six Months and Five Quarters Ending June 30, 2011
($ in thousands, except per share data)

	For the Six Months Ended June 30,		% Chg	(Unaudited) 2011 Second Quarter	First Quarter	2010 Fourth Quarter	Third Quarter	Second Quarter	Q2-11/ Q2-10 % Chg
	2011	2010							
Interest and dividend income									
Loans, including fees	$21,317	$22,916	(7.0)	$10,620	$10,697	$10,985	$11,100	$11,298	(6.0)
Investment securities	1,711	1,113	54	836	875	950	698	552	51
Deposits with banks	59	30	97	27	32	37	80	24	13
Federal funds sold	2	11	(82)	1	1	-	9	3	(67)
Total interest and dividend income	23,089	24,070	(4.1)	11,484	11,605	11,972	11,887	11,877	(3.3)
Interest expense									
Deposits	4,465	6,393	(30)	2,082	2,383	2,731	3,336	3,118	(33)
Borrowings & sub debt	570	796	(28)	281	289	330	358	392	(28)
FHLB Advances	175	176	(0.6)	86	89	78	164	91	(5.5)
Total interest expense	5,210	7,365	(29)	2,449	2,761	3,139	3,858	3,601	(32)
Net interest income	17,879	16,705	7.0	9,035	8,844	8,833	8,029	8,276	9.2
Provision for loan losses	10,660	9,065	18	6,300	4,360	6,725	5,230	3,745	68
Net interest income after the provision for loan losses	7,219	7,640	(5.5)	2,735	4,484	2,108	2,799	4,531	(40)
Noninterest income									
Trust and asset management fees	1,345	1,311	2.6	683	662	651	637	678	0.7
Service charges on deposits	718	915	(22)	348	370	435	438	460	(24)
Mortgage related income, net	82	192	(57)	68	14	76	130	103	(34)
Gain (loss) on sale of securities	455	608	(25)	237	218	18	(18)	141	68
Gain (loss) on hedges	(5)	(11)	(55)	2	(7)	16	(3)	(11)	(118)
Other operating income	737	991	(26)	369	368	571	354	355	3.9
Total noninterest income	3,332	4,006	(17)	1,707	1,625	1,767	1,538	1,726	(1.1)
Noninterest expense									
Salaries and employee benefits	5,752	6,093	(5.6)	2,846	2,906	2,907	2,948	3,053	(6.8)
Occupancy and equipment	1,864	1,802	3.4	981	883	1,041	1,102	909	7.9
Information technology	818	1,014	(19)	416	402	512	575	519	(20)
FDIC deposit insurance	816	798	2.3	336	480	448	442	410	(18)
Loss on sale of foreclosed assets	1,348	859	57	1,115	233	567	1,046	331	237
Other operating expense	2,624	2,400	9.3	1,415	1,209	1,226	1,197	1,317	7.4
Total noninterest expense	13,222	12,966	2.0	7,109	6,113	6,701	7,310	6,539	8.7
Loss before income taxes	(2,671)	(1,320)	(102)	(2,667)	(4)	(2,826)	(2,973)	(282)	(846)
Income tax benefit	(1,305)	(770)	(69)	(1,175)	(130)	(950)	(1,410)	(220)	(434)
Net income (loss)	$ (1,366)	$ (550)	(148)	$ (1,492)	$ 126	$ (1,876)	$ (1,563)	$ (62)	NM
Net income (loss) per share:									
Basic	$ (0.19)	$ (0.09)	(111)	$ (0.21)	$ 0.02	$ (0.26)	$ (0.22)	$ (0.01)	NM
Diluted	$ (0.19)	$ (0.09)	(111)	$ (0.21)	$ 0.02	$ (0.26)	$ (0.22)	$ (0.01)	NM
Average basic shares (000s)	7,199	6,042	19	7,199	7,199	7,200	7,200	6,146	17
Average diluted shares (000s)	7,199	6,042	19	7,199	7,199	7,200	7,200	6,146	17
Performance Ratios									
Return on average equity	(3.18)%	(0.69)%	(361)	(6.96)%	0.59%	(8.43)%	(6.91)%	(0.31)%	NM
Return on average assets	(0.27)%	(0.05)%	(440)	(0.59)%	0.05%	(0.69)%	(0.54)%	(0.02)%	NM
Net interest margin	3.82%	3.59%	6.4	3.91%	3.73%	3.57%	3.02%	3.54%	10
Efficiency ratio	62.34%	62.60%	(0.4)	66.18%	58.39%	63.22%	76.41%	65.38%	1.2
Average equity	86,722	79,566	9.0	86,037	86,723	88,250	89,737	80,110	7.4
Average assets	1,036,194	1,035,332	0.1	1,018,324	1,054,263	1,086,365	1,158,455	1,038,176	(1.9)
Average interest-earning assets	945,227	939,654	0.6	928,316	962,328	983,548	1,057,565	939,361	(1.2)

Capital Resources

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of June 30, 2011, the Company and the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized." Bryan has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent.

Total tangible equity capital for the Company was $81.5 million, or 8.13 percent of total assets at June 30, 2011. The table below includes the regulatory capital ratios for the Company and each Subsidiary Bank along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	Company	Savannah	Bryan	Minimum	Well-Capitalized
Qualifying Capital					
Tier 1 capital	$ 84,679	$ 65,173	$ 18,428	-	-
Total capital	94,394	72,248	20,916	-	-
Leverage Ratios					
Tier 1 capital to average assets	8.39%	8.71%	7.37%	4.00%	5.00%
Risk-based Ratios					
Tier 1 capital to risk-weighted assets	11.09%	11.65%	9.53%	4.00%	6.00%
Total capital to risk-weighted assets	12.37%	12.92%	10.81%	8.00%	10.00%

Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued to the Company's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Assets
(Unaudited)

($ in thousands)	2011		2010		
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 22,363**	$ 20,350	$ 19,519	$ 18,775	$ 19,611
Provision for loan losses	**6,300**	4,360	6,725	5,230	3,745
Net charge-offs	**(5,140)**	(2,347)	(5,894)	(4,486)	(4,581)
Balance at end of period	**$ 23,523**	$ 22,363	$ 20,350	$ 19,519	$ 18,775
As a % of loans	**2.91%**	2.73%	2.46%	2.34%	2.21%
As a % of nonperforming loans	**59.84%**	64.38%	56.69%	47.56%	45.59%
As a % of nonperforming assets	**45.73%**	45.87%	41.45%	38.44%	38.33%
Net charge-offs as a % of average loans (a)	**2.65%**	1.21%	2.26%	2.03%	2.26%
Risk element assets					
Nonaccruing loans	**$ 39,160**	$ 33,921	$ 32,836	$ 40,837	$ 39,001
Loans past due 90 days – accruing	**150**	817	3,064	204	2,184
Total nonperforming loans	**39,310**	34,738	35,900	41,041	41,185
Other real estate owned	**12,125**	14,014	13,199	9,739	7,793
Total nonperforming assets	**$ 51,435**	$ 48,752	$ 49,099	$ 50,780	$ 48,978
Loans past due 30-89 days	**$ 17,013**	$ 9,175	$ 11,164	$ 10,757	$ 10,259
Nonperforming loans as a % of loans	**4.87%**	4.24%	4.34%	4.93%	4.85%
Nonperforming assets as a % of loans and other real estate owned	**6.28%**	5.85%	5.85%	6.03%	5.72%
Nonperforming assets as a % of assets	**5.13%**	4.69%	4.60%	4.63%	3.97%

(a) Annualized

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Second Quarter, 2011 and 2010

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
QTD 06/30/11	QTD 06/30/10	QTD 06/30/11	QTD 06/30/10		QTD 06/30/11	QTD 06/30/10	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 35,785	$ 32,915	0.30	0.29	Interest-bearing deposits	$ 27	$ 24	$ 3	$ 1	$ 2
108,408	78,271	2.85	2.44	Investments - taxable	770	476	294	80	214
6,361	7,595	4.48	4.33	Investments - non-taxable	71	82	(11)	3	(14)
595	7,365	0.67	0.16	Federal funds sold	1	3	(2)	9	(11)
777,167	813,215	5.48	5.57	Loans (c)	10,623	11,300	(677)	(182)	(495)
928,316	939,361	4.97	5.07	Total interest-earning assets	11,492	11,885	(393)	(89)	(304)
90,008	98,815			Noninterest-earning assets					
$ 1,018,324	$ 1,038,176			Total assets					
				Liabilities and equity					
				Deposits					
$ 140,593	$ 126,536	0.29	0.37	NOW accounts	100	116	(16)	(25)	9
21,169	18,015	0.15	0.40	Savings accounts	8	18	(10)	(11)	1
235,375	188,443	1.11	1.57	Money market accounts	654	739	(85)	(216)	131
40,527	63,147	0.51	0.85	Money market accounts - institutional	52	134	(82)	(54)	(28)
163,689	168,090	1.61	2.43	CDs, $100M or more	657	1,019	(362)	(344)	(18)
43,599	97,563	0.81	1.05	CDs, broker	88	255	(167)	(58)	(109)
141,114	150,201	1.49	2.24	Other time deposits	523	837	(314)	(281)	(33)
786,066	811,995	1.06	1.54	Total interest-bearing deposits	2,082	3,118	(1,036)	(989)	(47)
23,545	34,695	3.49	3.65	Short-term/other borrowings	205	316	(111)	(14)	(97)
14,788	15,992	2.33	2.28	FHLB advances	86	91	(5)	2	(7)
10,310	10,310	2.96	2.96	Subordinated debt	76	76	-	-	-
834,709	872,992	1.18	1.65	Total interest-bearing liabilities	2,449	3,601	(1,152)	(1,001)	(151)
93,049	83,620			Noninterest-bearing deposits					
4,529	1,454			Other liabilities					
86,037	80,110			Shareholders' equity					
$ 1,018,324	$ 1,038,176			Liabilities and equity					
		3.79	3.42	Interest rate spread					
		3.91	3.54	Net interest margin					
				Net interest income	$ 9,043	$ 8,284	$ 759	$ 912	$ (153)
$ 93,607	$ 66,369			Net earning assets					
$ 879,115	$ 895,615			Average deposits					
		0.95	1.40	Average cost of deposits					
88%	91%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b)   The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 in the second quarter 2011 and 2010, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – First Six Months, 2011 and 2010

Average Balance		Average Rate			Taxable-Equivalent Interest (b)		(a) Variance Attributable to		
YTD 06/30/11	YTD 06/30/10	YTD 06/30/11	YTD 06/30/10		YTD 06/30/11	YTD 06/30/10	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)		($ in thousands)		
				Assets					
$ 38,678	$ 19,450	0.31	0.31	Interest-bearing deposits	$ 59	$ 30	$ 29	$ -	$ 29
116,911	77,969	2.72	2.50	Investments - taxable	1,576	965	611	85	526
6,627	7,712	4.41	4.16	Investments - non-taxable	145	159	(14)	10	(24)
647	7,179	0.62	0.31	Federal funds sold	2	11	(9)	11	(20)
782,364	827,344	5.50	5.59	Loans (c)	21,323	22,921	(1,598)	(369)	(1,229)
945,227	939,654	4.93	5.17	Total interest-earning assets	23,105	24,086	(981)	(264)	(717)
90,967	95,678			Noninterest-earning assets					
$ 1,036,194	$ 1,035,332			Total assets					
				Liabilities and equity					
				Deposits					
$ 139,955	$ 124,688	0.31	0.38	NOW accounts	212	235	(23)	(43)	20
20,761	17,742	0.18	0.44	Savings accounts	19	39	(20)	(23)	3
235,342	180,672	1.19	1.58	Money market accounts	1,388	1,418	(30)	(349)	319
41,316	65,380	0.53	0.89	Money market accounts - institutional	109	290	(181)	(117)	(64)
170,933	164,974	1.66	2.56	CDs, $100M or more	1,408	2,095	(687)	(736)	49
46,549	101,889	0.84	1.07	CDs, broker	194	540	(346)	(116)	(230)
148,428	150,012	1.54	2.39	Other time deposits	1,135	1,776	(641)	(632)	(9)
803,284	805,357	1.12	1.60	Total interest-bearing deposits	4,465	6,393	(1,928)	(2,017)	89
24,472	38,955	3.46	3.35	Short-term/other borrowings	420	647	(227)	21	(248)
15,243	15,828	2.32	2.24	FHLB advances	175	176	(1)	6	(7)
10,310	10,310	2.93	2.91	Subordinated debt	150	149	1	1	-
				Total interest-bearing					
853,309	870,450	1.23	1.71	liabilities	5,210	7,365	(2,155)	(1,989)	(166)
92,366	81,485			Noninterest-bearing deposits					
3,797	3,831			Other liabilities					
86,722	79,566			Shareholders' equity					
$ 1,036,194	$ 1,035,332			Liabilities and equity					
		3.70	3.46	Interest rate spread					
		3.82	3.59	Net interest margin					
				Net interest income	$17,895	$ 16,721	$1,174	$ 1,725	$ (551)
$ 91,918	$ 69,204			Net earning assets					
$ 895,650	$ 886,842			Average deposits					
		1.01	1.45	Average cost of deposits					
87%	93%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $16 in the first six months 2011 and 2010, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.